BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

September 23, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         BEFUT International Co., Ltd.
Form 10-K/A for the Fiscal Year Ended June 30, 2010, filed September 19, 2011
Form 10-K/A for the Fiscal Year ended June 30, 2009, filed September 9, 2011
Form 10-Q/A for the Period Ended September 30, 2010, filed September 16, 2011
Form 10-Q/A for the Period Ended March 31, 2010, filed September 9, 2011
Form 10-Q/A for the Period Ended December 31, 2009, filed September 9, 2011
Form 10-Q/A for the Period Ended September 30, 2009, filed September 9, 2011
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 22, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the above referenced filings (the “Amended Filings”).   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.

FORM 10-K/A FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Item 15.  Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page F-1

1.           Your June 2, 2011 response to comment three from our comment letter dated May 4, 2011 indicated that your parent only financial statements for the period ended June 30, 2010 and 2009 would be audited and would be included in a footnote to the consolidated financial statements. However, you have provided your parent only financial statements in Exhibit 99.1 and your audit opinion on page F-1 makes no reference to the parent only financial statements. Additionally, it is unclear why you have not also provided a parent only cash flow statement for the year ended December 31, 2009. Please refer to Rule 12-04(a) of Regulation S-X. Please amend your filing accordingly.

Response:  In response to the Staff’s comment, the Company will file an Amendment No. 2 on Form 10-K/A that includes, among other things, the Parent Only Financial Statements as a footnote to the Company’s restated consolidated financial statements instead of as an exhibit to the Form 10-K/A.  In addition, the Company will revise the Parent Only Financial Statements to include a cash flow statement for the year ended June 30, 2009.

2.           Your June 2, 2011 response to comment seven from our comment letter dated May 4, 2011 indicated that you would ensure that the opinion from your independent auditor would include an explanatory paragraph that makes reference to the restatement of the Company’s financial statements. While we note that the opinion has been dual dated, there is no explanatory paragraph making reference to the restatement. Please amend your filing accordingly.

Response:  In response to the Staff’s comment, the Company will coordinate with its independent registered public accounting firm to ensure that the audit report to be filed with Amendment No. 2 on Form 10-K/A indicates that the Company’s financial statements for the fiscal years ended June 30, 2009 and 2010 have been restated to correct certain misstatements.  The Company proposes to file the revised audit report as set forth on Annex A attached hereto, the marked portions of which are the proposed changes.

Exhibits 31.1 and 31.2

3.           Please amend your certifications to provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically, do not include “U.S.” before “generally accepted accounting principles” in paragraph 4b. Please ensure that the amended certifications refer to the Form 10-K/A and are currently dated.

Response:  In response to the Staff’s comment, the Company will make the required changes to the certifications in its filing of Amendment No. 2 on Form 10-K/A.

Form 10-Q/A for the Period Ended September 30, 2010

4.           When providing these certifications in future filings, please provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically:

•	Do not include “U.S.” before “generally accepted accounting principles” in paragraph 4b;
•	Include “the” before “registrant’s board of directors” in paragraph 5;
•	Pluralize “function” in paragraph 5; and
•	Do not pluralize “internal control over financial reporting” in paragraph 5a.

This comment also applies to your Forms 10-Q/A for the quarterly periods ended December 31, 2010 and March 31, 2011.

Response:  In response to the Staff’s comment, the Company will make the requested changes to the officer certifications in its future filings.

Form 10-K/A for the Fiscal Year Ended June 30, 2009
Form 10-Q/A for the Period Ended September 30, 2009
Form 10-Q/A for the Period Ended December 31, 2009
Form 10-Q/A for the Period Ended March 31, 2010

Exhibits 31.1 and 31.2

5.           When providing these certifications in future filings, please provide them exactly as they appear in Item 601(b)(31) of Regulation S-K. Specifically:

•	When identifying the report in paragraph 1, do not include the phrase, “(‘this report’)”;
•	Do not include “U.S.” before “generally accepted accounting principles” in paragraph 3b;
•	Include “the” before “registrant’s board of directors” in paragraph 4;
•	Pluralize “function” in paragraph 4; and
•	Do not pluralize “internal control over financial reporting” in paragraph 4a.

Supplementally, please confirm to us that the certifications apply to the amended reports. In this regard, we note that, based upon your definition of “this report” in paragraph 1, the certifications appear to apply only to the original reports

Response:  In response to the Staff’s comment, the Company will make the requested changes to the officer certifications in its future filings and confirms to the Staff that the officer certifications attached as Exhibits 31.1 and 32.2 to above referenced filings apply to the amended reports.

*               *               *

If the Commission has any questions or further comments with respect to the Amended Filings, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer

ANNEX A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
BEFUT International Co., Ltd.

We have audited the accompanying consolidated balance sheets of BEFUT International Co., Ltd. (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEFUT International Co., Ltd. as of June 30, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 25 to the consolidated financial statements, the June 30, 2010 and 2009 financial statements have been restated to correct certain misstatements.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey
September 21, 2010
(Except for Note 1, 2, 5, 6, 8, 10, 14, 15, 16, 17, 23, 24 and 25
 as to which the date is September 23, 2011)